THIS DOCUMENT IS A COPY OF THE 11-K FILED ON SEPTEMBER 27,
    1996 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549








                                  FORM 11-K






                              REPORT PURSUANT TO
                       SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934  (FEE REQUIRED)



                   For the Period Ended March 31, 1996



                                TANDY FUND

                          (full title of Program)



                             TANDY CORPORATION
                           1800 One Tandy Center
                          Fort Worth, Texas  76102


    (Name of issuer and address of principal executive offices)

    TANDY CORPORATIONTANDY FUND
    FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
    March 31, 1996 and 1995

    TANDY CORPORATION
    TANDY FUND

    Index to Financial Statements and Supplemental Schedules
    March 31, 1996

                                                             PAGE

    Report of Independent Accountants                          1

    Financial Statements:

      Statement of Net Assets Available for Benefits
      with Fund Information at March 31, 1996                2-3

      Statement of Net Assets Available for Benefits
         at March 31, 1995                                    4

      Statement of Changes in Net Assets Available for
         Benefits with Fund Information for the Year Ended
         March 31, 1996                                      5-6

      Statement of Changes in Net Assets Available for
      Benefits for the Year Ended March 31, 1995             7

    Notes to Financial Statements                           8-16

    Consent of Independent Accountants                       17

    Supplemental Schedules:

      Schedule of Assets Held for Investment Purposes
           at March 31, 1996                                 18

      Schedule of Reportable Transactions for the
          Year Ended March 31, 1996                          19


    Schedules required by ERISA not included herein have been omitted as there were no transactions for the type required to be disclosed in such schedules.

            REPORT OF INDEPENDENT ACCOUNTANTS

    September 27, 1996

    The Administrative Committee and Participants of the Tandy
    Fund


    In our opinion, the accompanying statement of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information presents fairly, in all material respects, the net assets available for benefits of Tandy Fund at March 31, 1996, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

    As discussed in Note 2 to the financial statements, the plan changed its method of valuing investments in Tandy common stock.

    The financial statements of the Tandy Fund (formerly, the Tandy Employees Deferred Salary and Investment Plan) as of and for the year ended March 31,1995 were audited by another independent accountant whose report dated June 21, 1995 expressed an unqualified opinion of those statements.

    TANDY CORPORATION
    TANDY FUND

    Statement of Net Assets Available for Benefits with Fund Information
    March 31, 1996

                                                                COMPANY DIRECTED
                                                                   INVESTMENTS

    <CAPTIONS>
                                                          Tandy P/S      Tandy P/S                     Putnam        Putnam
                                                          Allocated      Unallocated    Tandy C/S      Income        Voyager
    ASSETS
    Investments in securities of participating employer:
      Restricted Preferred Stock (cost $85,592,957)
        Allocated (32,826.152 shares outstanding at
          March 31, 1996                                  $34,894,200    $   -          $   -          $   -        $     -
        Unallocated (52,766,805 shares outstanding
          at March 31, 1996                                    -           56,091,114       -              -              -
      Common Stock (cost $46,335,059) 1,290,920 shares
          outstanding at March 31, 1996                        -             -             59,705,080      -              -

    Investments in securities of unaffiliated issuer:
      Putnam Income Fund                                       -             -              -             3,306,444       -
      Putnam Voyager Fund                                      -             -              -              -         13,246,465
      Putnam Asset Allocation - Growth Fund                    -             -              -              -              -
      Putnam Asset Allocation - Balanced Fund                  -             -              -              -              -
      Putnam Asset Allocation - Conservative                   -             -              -              -              -

    Other securities - Short-term money market funds:
      Putnam Money Market Fund                                 -             -              -              -              -
      Bank One Money Market Fund                               -             -              -              -              -

    Notes receivable from participants                         -             -              -              -              -
    Contributions receivable - Employees                       -             -              71,646           21,549     120,974
    Contributions receivable - Employer                        -            2,839,500       -              -              -
    Total Assets                                             34,894,200    58,930,614      59,776,726     3,327,993  13,367,439

    LIABILITIES
    Interest Payable                                           -            1,329,028       -              -             -
    Notes Payable                                              -           58,496,000       -              -             -
    Total Liabilities                                          -           59,825,028       -              -             -

    Net assets available for benefits                       $34,894,200    ($894,414)     $59,776,726    $3,327,993  $13,367,439

             PARTICIPANT-DIRECTED INVESTMENTS

    <CAPTIONS>
    Putnam        Putnam        Putnam            Putnam       Bank One
    AA Growth     AA Balanced   AA-Conservativ    Money Mkt    Money Mkt  Loan Fund    Total




    $    -        $    -        $     -           $    -       $    -     $    -         $34,894,200

         -             -              -                -            -          -          56,091,114

         -             -              -                -            -          -          59,705,080


         -             -              -                -            -          -           3,306,444
         -             -              -                -            -          -          13,246,465
      5,029,799        -              -                -            -          -           5,029,799
         -          7,357,583         -                -            -          -           7,357,583
         -             -          2,189,556            -            -          -           2,189,556


         -             -             -              1,566,681       -          -           1,566,681
         -             -             -                 -          19,802       -              19,802

         -             -             -                 -            -      5,491,400       5,491,400

         47,774        47,662         9,854             8,678       -           -            328,137

         -             -             -                  -           -           -          2,839,500  5,077,573     7,405,245     2,


         -             -             -                  -            -           -         1,329,028
         -             -             -                  -            -           -        58,496,000
         -             -             -                  -            -           -        59,825,028

     $5,077,573    $7,405,245    $2,199,410        $1,575,359    $19,802   $5,491,400   $132,240,733

    TANDY CORPORATION
    TANDY FUND

    Statement of Net Assets Available for Benefits
    March 31, 1995



                                                March 31, 1995
                                                --------------

    ASSETS
    Investments in securities of
      participating employer:
         Common stock (cost $70,040,540,
         1,982,753 shares outstanding
         at March 31, 1995)                     $  94,180,768

    Investments in securities of
       unaffiliated issuer:
        Short-term money market fund                2,420,251

    Contributions receivable - employees              420,393

    Accrued receivables:
              Interest                                 36,256
              Due from other                              490

    Notes receivable from participants              4,422,574
                                                  -----------
      Total assets                                101,480,732
                                                 ____________

    LIABILITIES
    Due to participants                                60,566
    Due to trustee                                      1,525
                                                _____________
         Total liabilities                             62,091


    Net assets available for benefits            $101,418,641
                                                 ============

    The accompanying notes are an integral part of these financial statements.

    TANDY CORPORATION
    TANDY FUND

    Statement of Changes in Net Assets Available for
    Benefits with Fund
    Information For the Year Ended March 31, 1996

                                                        COMPANY DIRECTED
                                                          INVESTMENTS

    <CAPTIONS>
                                                    Tandy P/S     Tandy P/S                     Putnam      Putnam
                                                    Allocated     Unallocated   Tandy C/S       Income      Voyager
    Investment Income
      Interest - Other                              $    -        $    -        $   -           $   -       $  -
      Dividents - participating employer                 -             -             395,230        -              -
      Dividends - other                                  -             -            -               52,536         -
                                                         -             -             395,230        52,536         -

    Less: interest expense                               -         (1,329,028)      -               -              -
                                                         -         (1,329,028)       395,230        52,536         -

    Net appreciation (depreciation) in fair value
    of securities:
      Employer securities                                48,193         61,184    (5,855,698)       -              -
      Other Securities                                   -             -            -             (115,700)  873,288
                                                         48,193         61,184    (5,855,698)     (115,700)  873,288

    Contributions:
                    Employee                             -             -           3,467,400       405,578   1,992,894
                    Employer                             -           2,839,500      -                -             -
                                                         -           2,839,500     3,467,400       405,578   1,992,894

    Other additions (deductions):
      Transfers from TESOP fund
        Preferred stock                              27,157,724     64,555,132      -               -              -
        Notes Payable                                    -         (58,496,000)     -               -              -
      Release of preferred shares proportionate to
        paydown of note payable                       8,525,202     (8,525,202)     -               -              -
      Interfund transfers, net                           -             -         (31,029,567)    3,022,697       10,702,323
      Loans and repayments, net                          -             -             309,980       (2,371)              650
                                                     35,682,926     (2,466,070)  (30,719,587)    3,020,326       10,702,973

    Total                                            35,731,119       (894,414)  (32,712,655)    3,362,740       13,569,155

    Less:
      Withdrawals and termination payments              836,919        -            2,187,074       34,747          201,716
    Net increase (decrease in plan assets)           34,894,200       (894,414)   (34,899,729)   3,327,993       13,367,439

    Cumulative effect of change in accounting            -             -              495,688       -              -
       principle

    Plan eqity at beginning of year                      -             -           94,180,767       -              -
    Plan equity at end of year                      $34,894,200      ($894,414)   $59,776,726   $3,327,993     $ 13,367,439


                             PARTICIPANT-DIRECTED INVESTMENTS

    <CAPTIONS>
    Putnam          Putnam          Putnam            Putnam          Bank One
    AA Growth       AA Balanced     AA-Conservative   Money Mkt       Money Mkt       Loan Fund       Total

    $  -             $   -          $   -             $   -           $    292,460    $               $     292,460
       -                 -              -                 -              1,064,496         -              1,459,726
       -                  32,484         13,380            18,537           -              -                116,937
       -                  32,484         13,380            18,537        1,356,956         -              1,869,123

       -                 -              -                 -                 -              -             (1,329,028)
       -                  32,484         13,380            18,537        1,356,956         -                540,095

       -                 -               -                -                 -              -             (5,746,321)    274,736
        274,736          305,897         34,731           -                 -              -             (4,373,369)


        789,539          767,581        148,209           168,729        4,563,968         -             12,303,898
       -                 -              -                  -                -              -              2,839,500
        789,539          767,581        148,209           168,729        4,563,968         -             15,143,398



       -                 -              -                   -               -              -             91,712,856
       -                 -              -                   -               -              -            (58,496,000)

       -                 -              -                   -               -              -                   -
      4,115,418        6,345,917      2,010,956         1,401,131        3,431,125         -                   -
        (2,312)            3,171          5,101           (6,737)      (1,376,308)      1,068,826              -
      4,113,106        6,349,088      2,016,057         1,394,394        2,054,817      1,068,826        33,216,856

      5,177,381        7,455,050      2,212,377         1,581,660        7,975,741      1,068,826        44,526,980


         99,808           49,805         12,967             6,301       10,771,237         -             14,200,574
      5,077,573        7,405,245      2,199,410         1,575,359      (2,795,498)      1,068,826        30,326,404

       -                 -               -                -                 -              -                495,688

       -                 -               -                -              2,815,300      4,422,574       101,418,641
     $5,077,573       $7,405,245     $2,199,410        $1,575,359       $   19,802     $5,491,400      $132,240,733

    The accompanying notes are an inegral part of these financial statements.

    TANDY CORPORATION
    TANDY FUND
    Statement of Changes in Net Assets Available for Benefits
    For the Year Ended March 31, 1995



                                              Year Ended
                                            March 31, 1995
                                           _______________

    Investment income:
      Interest - other                     $       446,900
      Dividends - participating employer         1,290,766
                                           ---------------
                                                 1,737,666
      Less: interest expense                         -
                                           ---------------
                                                 1,737,666
                                           ---------------

    Net appreciation (depreciation) in
    fair value of securities:
      Employer securitie                        23,151,305
      Other securities                            (25,491)
                                         -----------------
                                                23,125,814
                                         -----------------


    Contributions:
    Employee                                     8,680,292
                                          ----------------

    Total                                       33,543,772

    Less: withdrawal of participants'
    interest                                    16,497,393

    Net increase in plan assets                 17,046,379
                                           ---------------

    Plan equity beginning of year               84,372,262
    Plan equity end of year                   $101,418,641
                                            ==============

      The accompanying notes are an integral part of these financial statements.

    TANDY CORPORATION
    TANDY FUND

    NOTES TO FINANCIAL STATEMENTS
    FOR THE YEARS ENDED MARCH 31, 1996 AND 1995

    NOTE 1 - DESCRIPTION OF THE PLAN
    The following description of the Tandy Fund (the Plan ) provides only general information. Participants should refer to the Plan prospectus, the summary Plan description or the Plan document for a more complete description of the Plan's provisions.

    GENERAL

    The Plan is a defined contribution plan covering employees of Tandy Corporation (the "Company") who have completed one year of service of not less than 1,000 hours per year. Effective January 1, 1996, the Tandy Employees Stock Ownership Plan ("TESOP"), a leveraged employee stock ownership plan was amended and merged with the Tandy Employees Deferred Salary and Investment Plan ("DIP), and renamed the Tandy Fund.
    Other changes made to the Tandy Fund provide that it be an individual account plan with multiple, participant-directed investment options which are intended to comply with Internal Revenue Code Section 404(c).

    The Plan is subject to Titles I and II of the Employee Retirement Income Security Act of 1974 (ERISA) relating to the protection of employee benefit rights and amendments to the Internal Revenue Code, respectively, but is not subject to Title IV, relating to plan termination insurance coverage.

    As of March 31, 1996 and 1995, there were 11,495 and 5,899 employees of the Company participating in the Plan and 20,166 and 17,225 employees eligible to participate, respectively.

    MERGING OF THE PLAN

    As noted above, effective January 1, 1996, the assets and liabilities of the TESOP were transferred to the Plan at their fair market value on the date of transfer. The following is a listing of the assets and liabilities transferred:

                                       Tandy Corporation Series "B"
                                       Convertible Preferred Stock                                        NET ASSETS
                                       ____________________________

    <CAPTIONS>
                                     ALLOCATED *         UNALLOCATED *               DEBT **             TRANSFERRED
                                     ______________      ______________           ______________         _____________
    Shares                              25,572.24             60,786.38                -                      -
    Market price per share         $        1,062       $        1,062                 -                      -

                                       _____________      _____________          _____________         _______________
    Market value                   $    27,157,724       $    64,555,132           $ (58,496,000)        $ 33,216,856
                                       ==========           ===========              ===========            =========
    Cost                           $    25,572,245        $   60,786,377           $ (58,496,000)        $ 27,862,622
                                      ===========           ===========              ===========           ==========

    * Represents securities of Tandy Corporation, which is a party in interest.
    ** Plan debt is guaranteed by Tandy Corporation.

    Total Company contributions and dividends remitted to the TESOP amounted to $11,215,518 and $11,189,000 for the nine month period ended December 31, 1995 and the year ended March
    31, 1995, respectively.

    CHANGE IN TRUSTEE

    Effective October 1, 1995, the Plan's Administrative Committee appointed Putnam Fiduciary Trust Company as the Plan s trustee and instructed Bank One Trust Company, NA (the previous trustee) to continue processing certain transactions until such conversion was complete. The conversion was subsequently completed on December 22, 1995.

    METHODS OF OPERATION

    The Tandy Fund is a defined-contribution plan consisting of a Company-directed portion (which includes an ESOP) and a participant-directed portion.

    The ESOP portion of the Plan is comprised of two accounts;
    the "Suspense" account and the "Stock" account.

    The "Suspense" account had an original unallocated share account which consisted of 100,000 shares of Tandy Corporation Series B TESOP Convertible Preferred Stock("Stock"). The Stock was purchased in July 1990 with funds obtained through a one hundred million dollar ($100,000,000)borrowing. Each share of preferred stock is convertible into 21.78 shares of Tandy common stock and its minimum resale value is guaranteed by the Company to be $1,000 per share. This series of stock has certain liquidation preferences and may be redeemed by the Company at specified premiums. The borrowing is discussed in Note 2.

    The unallocated shares of Stock and their related debt are held in the "Suspense" account. Funds are derived from Company contributions and dividends paid on the Stock. These funds are used to pay the debt which releases a pro rata portion of the Stock and the Stock released is allocated to the individual "Stock" accounts of the participants. The allocation to participants' accounts occurs on March 31 of each plan year.

    The "Stock" account represents the participants' interests in Stock that have been allocated to the participants' individual accounts from the "Suspense" account.

    There were approximately 32,826 and 28,361 shares of Stock held in the individual "Stock" accounts of participants as of March 31, 1996 and 1995 respectively.

    For periods prior to October 1, 1990, the Company contributed an additional amount to the Plan equal to 80% of the amount of the employee's deferred salary contribution. The Company's 80% matching contributions under the Plan were terminated effective October 1, 1990, the date of commencement of employer contributions under the TESOP.

    Prior to January 1, 1996, participants' contributions were invested in Company common stock ("Common Stock") only. Effective January 1,1996, as a result of the amendment and restatement of the Plan, participants were provided with the option to direct their contributions in various investment options each of which is described in more detail in Note 4. Participants may elect to contribute portions of their total contributions to the various investment options in increments of 5%.

    PARTICIPANT CONTRIBUTIONS

    Prior to January 1, 1996, a participant was able to defer 5% of his gross salary which was paid into the Plan via direct salary reductions. Effective January 1, 1996, as a result of the restatement and amendment of the Plan, participants are now allowed to defer (in increments of 1%) a minimum of 1% of gross salary and wages up to a maximum of 8%. Contributions per participant are limited to certain annual maximums as set forth by the Internal Revenue Code.

    A participant is not subject to current federal income taxation on his deferred contributions to the Plan.

    COMPANY CONTRIBUTIONS

    For periods prior to January 1, 1996, Company contributions were made to the TESOP. Subsequent to January 1, 1996, Company contributions will be made directly to the Tandy Fund through the TESOP portion of the Plan. Participants become fully vested in Company contributions upon the earlier to occur of five years of service with the Company or three years of participation in the Plan.

    The Company is obligated to make semi-annual contributions to the Plan to enable it to pay principal and interest on the indebtedness directly associated with the preferred stock. Cash dividends are paid on shares of Stock semiannually on June 30 and December 31 at the rate of 7.5% per annum. Cash dividends paid on all shares of Stock and additional cash contributed by the Company to the Plan are used to make payments of principal and interest on the debt that was created to purchase the Stock. As the debt is reduced, a pro rata number of shares of Stock are released and allocated to participants' "Stock" accounts on March 31 of each year. The allocation is based on the total number of shares to be allocated less shares allocated in lieu of cash dividends, multiplied by a fraction equal to the amount of a participants' deferred salary contribution to the Plan over the total deferred salary contributions of all participants in the Plan for the current Plan year.

    As a result of using dividends to pay the principal on the debt, shares of Stock equal to the value of the dividend are released and allocated to participants' accounts. The amount of these additional shares allocated to a participant is an amount equal to the number of shares released multiplied by a fraction, the numerator of which isthe number of a participant's shares owned on the allocation date, and the denominator of which is the total shares owned by all participants.

    For the plan year ending March 31, 1997, the Company has designated that the total payments made to the Plan by the Company (including contributions and dividends on Stock, as defined below) will equal 4% of 1996 pre-tax profits (i.e. income before income taxes, discontinued operations and cumulative effect of change in accounting principle) of the Company for the calendar year ending December 31, 1996. However, the Company's contribution will not be less than the amount which (when combined with the dividend on the Stock) is necessary for the payment of principal and interest on the Plan notes.

    PARTICIPANTS' ACCOUNTS

    Prior to January 1, 1996, participants' ESOP accounts were valued as of the last day of each March, June, September and December. Subsequent to January 1, 1996, participants' ESOP accounts were valued as of the last day of each month. Participants' investments in Common stock and in the various other investment options are valued daily. Each participant is mailed a quarterly statement showing his contributions, Company contributions, total contributions and the market value of his account. Each participant is also mailed a copy of the annual report of Tandy Corporation, any Tandy Stock

    Plan/Plan prospectus incorporated by reference into the registration statement on Form S-8 or an appendix to the prospectus, any material amendment made to any revised summary plan description booklet and the summary annual report. New participants also receive the latest prospectus.

    VESTING

    A participant who was an employee on September 30, 1990, is fully vested at all times in all shares allocated to his or her Stock account, along with earnings thereon and forfeitures of terminated participants' nonvested accounts. A participant who does not meet this requirement will become fully vested upon the earlier to occur of five years of service with the Company or three years of participation in the Plan. Participants are immediately vested in their deferred and voluntary contributions to the Plan plus actual earnings thereon.

    PAYMENTS OF BENEFITS

    Participants who withdraw from the plan may receive the vested portion of their accounts under one of four withdrawal methods, which are summarized below:

      Lump sum payment in cash
      Purchase of an annuity contract to provide regular monthly income over a designated period of time, of not less than two years nor more than fifteen years (or the participant's actual life expectancy, if shorter).
      Equal monthly cash installments for a period of up to ten years (or the participant s actual life expectancy, if shorter).
      Part cash and part securities

    FORFEITED ACCOUNTS

    Forfeited nonvested accounts of terminated participants are allocated among the remaining participants' accounts. A total of $145,215 were allocated to participants' accounts as a result of forfeitures for the three month period ended March 31, 1996.

    LOANS TO PARTICIPANTS

    A participant may borrow up to 50% of his or her vested account value in the Plan not to exceed the lesser of: 1) $50,000 or 2) an amount that can be fully repaid by payroll deduction payments that do not exceed 25% of the participant's regular gross wages. The minimum loan amount is $500, to be repaid through authorized payroll deductions. The term of a loan may not be less than six months (or multiples of six months) and not more than five years. The interest rate of the loan is fixed by the Administrative Committee and based on the interest rate currently being charged for similar commercial loans. The weighted average interest rate charged on participant loan balances was 8.57% and 8.52% for the years ended March 31, 1996 and 1995 respectively. A potion, not to exceed 50%, of the participant's dollar value interest in the Plan is pledged as collateral for the amount of principal, interest and any collection costs which may be owed to the Plan.

    NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    BASIS OF ACCOUNTING

    The Plan financial statements are prepared under the accrual method of accounting. As discussed in Note 1, multiple, participant-directed investment options were added to the Plan during fiscal 1996. As such, the statement of net assets available for plan benefits as of March 31, 1996 and the statement of changes in net assets available for plan benefits for the year then ended are presented with fund information. The statement of net assets available for plan benefits as of March 31, 1995 and the statement of changes in net assets available for plan benefits for the year ended March 31, 1995 do not include fund information as such investment options were not available at that time.

    CHANGE IN ACCOUNTING PRINCIPLE

    Prior to fiscal 1996, Tandy common stock was valued at its closing market price on the New York Stock Exchange less $0.25 per share. The Company discontinued this practice in fiscal 1996 and commenced valuing Tandy Common Stock at its closing market price. As a result, approximately $496,000 is reflected in the Statement of Changes in net Assets Available for Benefits with Fund Information for the year ended March 31, 1996 as the cumulative effect of change in accounting principle.

    INVESTMENT VALUATION AND INCOME RECOGNITION

    The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Tandy common stock is valued at its closing market price. Tandy preferred Stock is valued on a monthly basis by an independent, third-party appraiser. Participant notes receivable are valued at cost which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments as reported in the statement of changes in net assets available for plan benefits is calculated based on a revalued cost method basis as required by ERISA.

    CONTRIBUTIONS

    Contributions from participants are accrued in the period in which they are deducted in accordance with salary deferral agreements, and as such, become obligations of the Company.

    NOTES PAYABLE

    The "1990 Notes" were issued under an indenture dated June 30, 1990 in denominations of $1,000 limited to $100,000,000 aggregate principal amount that have a final maturity of June 30, 2000 and are guaranteed by the Company. The 1990 Notes bear interest at 9.34% per annum payable semiannually on each December 30 and June 30 from December 30, 1990 through June 30, 2000.

    On December 15, 1994, the Plan entered into an agreement with an unrelated third party to refinance a portion of the 1990 Notes by borrowing $5,063,000 at an interest rate of 8.76% to retire a portion of the $100,00,000 indebtedness. Under this same agreement, the Plan borrowed an additional $4,303,000 at an interest rate of 6.47% on December 28, 1995. These new notes are also guaranteed by the Company and mature on December 30, 2000 and December 30, 2001 respectively. Maturities of the Notes are as follows:

    For the Plan's Fiscal Year:

              4/1/96 - 3/31/97           $   9,800,000
              4/1/97 - 3/31/98           $  12,300,000
              4/1/98 - 3/31/99           $  12,425,000
              4/1/99 - 3/31/00           $  10,125,000
              4/1/00 - 3/31/01           $   9,543,000
              Thereafter                 $   4,303,000

    The fair value of the Plan's total debt of $58,496,000
    (including current portion) is approximately $62,612,094 at March 31, 1996.

    RECLASSIFICATION

    Certain amounts in the prior year have been reclassified to conform to classifications used in the year ended March 31, 1996 financial statements.

    EXPENSES OF THE PLAN

    At March 31, 1996, the trustee was responsible for both the management and record keeping of the Plan's assets. Prior to January 1, 1996, the Plan sponsor was responsible for the record keeping of the Plan's assets. Administrative expenses of the Plan are paid directly to the trustee by the Company and thus are not a component of the changes in net assets available for Plan benefits.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    NOTE 3 - UNIT VALUE

                                            Valuation
    Quarter Ending       Number of Units    per Unit
    ______________       _______________    _________
    March 31, 1995        71,703,789.8705    $1.4152771
    June 30, 1995         69,024,311.4136    $1.5406053
    September 30, 1995    68,305,731,4478    $1.8078888

    Subsequent to September 30, 1995, the Plan no longer assigned units to participants.

    NOTE 4 - INVESTMENTS
    The following is a summary description of the various participant-directed investment options. Participants should refer to the brochures and prospectuses for each of the respective mutual funds and Company Common Stock for more complete information including risks associated with investment options.

    TANDY CORPORATION COMMON STOCK - Funds are invested in common stock of Tandy Corporation.

    PUTNUM VOYAGER FUND - Funds are invested in shares of a registered investment company that invests primarily in common stocks of companies (a significant portion of which may be invested in securities of smaller and newer issuers). This fund may also purchase convertible bonds, convertible preferred stocks, warrants, preferred stocks, debt securities and may hold a portion of its assets in cash or money market instruments. This fund may also invest up to 20% of its assets in securities principally traded in foreign markets.

    PUTNAM ASSET ALLOCATION FUND: GROWTH PORTFOLIO - Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities with a strategic allocation which is more heavily weighted towards the equity class. The equity class portion of the fund may invest in equity instruments of larger companies as well as smaller and less well-known companies. The fixed income portion of the fund will typically include a portfolio of debt securities, including both U.S. and foreign government obligations and corporate obligations. This portion of the fund may also invest in money market instruments and lower-rated fixed income securities. This fund may also invest up to 40% of its assets in securities principally traded in foreign markets.

    PUTNAM ASSET ALLOCATION FUND: BALANCED PORTFOLIO - Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities with a strategic allocation which is slightly weighted towards the equity class. The equity class portion of the fund may invest in equity instruments of larger companies as well as smaller and less well-known companies. The fixed income portion of the fund will typically include a portfolio of debt securities, including both U.S. and foreign government obligations and corporate obligations. This portion of the fund may also invest in money market instruments and lower-rated fixed income securities. This fund may also invest up to 40% of its assets in securities principally traded in foreign markets.

    PUTNAM ASSET ALLOCATION FUND: CONSERVATIVE PORTFOLIO - Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities with a strategic allocation which is more heavily weighted towards the fixed income class. The equity class portion of the fund may invest in equity instruments of larger companies as well as smaller and less well-known companies. The fixed income portion of the fund will typically include a portfolio of debt securities, including both U.S. and foreign government obligations and corporate obligations. This portion of the fund may also invest in money market instruments and lower-rated fixed income securities. This fund may also invest up to 30% of its assets in securities principally traded in foreign markets.

    PUTNAM INCOME FUND - Funds are invested in shares of a registered investment company that invests primarily in fixed-income securities such as debt securities, including both government and corporate obligations, preferred stocks, dividend-paying common stocks and may hold a portion of its assets in cash or money market instruments. This fund may also invest up to 20% of its assets in securities principally traded in foreign markets.

    PUTNAM MONEY MARKET FUND - Funds are invested in shares of a registered investment company that invests primarily in short-term, high-quality money market instruments such as bank certificates of deposit, bankers' acceptances, prime commercial paper, corporate obligations, municipal obligations, U.S. Government securities and repurchase agreements. This fund may also invest without limit in U.S. dollar denominated commercial paper of foreign issuers and in bank certificates of deposit and bankers' acceptances payable in U.S. dollars and issued by foreign banks or by foreign branches of U.S. banks.

    The following investments, at fair value, represented 5% or more of net assets available for Plan benefits as of March
    31, 1996 and 1995:

                                             1996           1995
                                             ____           ____
    Tandy Common Stock -
      1,290,920 and 1,982,753 shares
      at March 31, 1996 and 1995,
      respectively                     $59,705,080   $94,180,768
    Series B TESOP Convertible
      Preferred Stock - Allocated
      32,826.152 shares at March 31,
      1996                              34,894,200           -
    Series B TESOP Convertible
      Preferred Stock - Unallocated
      52,766.805 shares at March 31,
      1996                              56,091,114            -
    Putnam Voyager Fund
      818,188 shares at March 31,
      1996                              13,246,465            -
    Putnam AA - Balanced Fund -
      736,495 shares at March 31,
      1996                               7,357,583            -


    NOTE 5 - TAX STATUS OF THE PLAN

    The Plan has received a determination letter from the Internal Revenue Service. The Plan has subsequently been restated and amended and management has requested a similar determination letter from the Internal Revenue Service for the Plan, as restated and amended. Management believes that the Plan is qualified under Section 401(a) of the Internal Revenue Code and applicable sections of ERISA and, therefore, the trust is exempt from taxation under Section 501(a). Accordingly, employee contributions, employer contributions, and earnings of the Plan are not taxable to participants until distributed. Management is unaware of violations in the operation of the Plan from the terms of the Plan documents, as amended. Management intends to maintain the Plan's qualification under the Internal Revenue Code and ERISA.

    NOTE 6 - RELATED PARTY TRANSACTIONS

    During 1996 and 1995, Tandy Common stock was sold to the Company at its current market value on the transaction date in the amount of $32,059,882 and $4,052,345 respectively.

    NOTE 7 - ADMINISTRATION OF PLAN ASSETS

    The Plan is administered by an Administrative Committee comprising up to three persons appointed by the Company s Board of Directors. The trust department of an independent third party fiduciary trust company is the Plan's Trustee.

    Certain administrative functions are performed by employees of the Company with no compensation from the Plan.

    Administrative expenses and Trustee fees are paid directly by the Company.

    NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

                                                March 31,
                                                  1996
                                                _________

    Net assets available for Plan benefits
      per the financial statements            $132,240,733

    Less: Benefit obligations currently
    payable                                         48,694
                                               ___________
    Net assets available
    benefits per the Form 5500                $132,192,039
                                              ============

    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                  Year Ended
                                                 March 31, 1996
                                                 ______________

    Benefits paid to participants per the
      financial statements                         $ 14,200,574

    Add: Benefit obligations payable at end
      of year                                            48,694

    Benefits paid to participants per the
      Form 5500                                    $ 14,249,268
                                                   ============

    Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 per benefit claims that have been processed and approved for payment prior to March 31, 1996, but not yet paid as of that date.

                     CONSENT OF INDEPENDENT ACCOUNTANTS



    We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Tandy Corporation of our report dated September 27, 1996 relating to the financial statements of the Tandy Fund, which appears in the Current Report on Form 11-K dated September 27, 1996.



    PRICE WATERHOUSE LLP

    Fort Worth, Texas
    September 27, 1996

    Tandy Corporation
    Tandy Fund

    Item 27A - Schedule of Assets Held for Investment Purposes
    March 31, 1996

    <CAPTIONS>
    Identity of issue,        Description of investment including
    borrower, lessor or       maturity date, rate of interest,                       Current
    similar party             collateral, par or maturity value       Cost           Value
    --------------------      -----------------------------------     -----------    -----------
    Tandy Corporation         Common stock - 1,290,920 shares         $46,335,059    $59,705,080
                                outstanding at March 31, 1996

    Tandy Corporation         Restricted Preferred Stock -             85,592,957     90,985,314
                               Allocated - 32,828.152 shares
                               outstanding 'at March 31, 1996
                               Unallocated - 52,788.805 shares
                               outstanding at March 31, 1996

    Putnam                    Income Fund - 477,120.344 shares          3,421,924      3,306,444
                               outstanding at March 31, 1996

    Putnam                    Voyager Fund - 818,188.084 shares        12,390,018     13,246,465
                               outstanding at March 31, 1996

    Putnam                    Asset Allocation - Growth Portfolio -     4,763,328      5,029,799
                               478,117.832 shares outstanding at
                               March 31, 1996

    Putnam                    Asset Allocation - Balanced Portfolio -   7,056,701      7,357,583
                               736,494.849 shares outstanding at
                               March 31, 1996

    Putnam                    Asset Allocation - Conservative           2,155,585      2,189,556
                               Portfolio 234,930.872 shares
                               outstanding at March 31, 1996

    Putnam                    Money Market Fund                         1,566,681      1,566,681

    Bank One                  Money Market Fund                            19,802         19,802

    Tandy Corporation         Participant Loans receivable -            5,491,399      5,491,399
                               terms of 6 months - 5 years;
                               interest rates of 7% - 10%
                                                                       -------------  ------------
                                                                       $168,793,454  $188,898,123

    Tandy Corporation
    Tandy Fund

    Item 27D - Schedule of Reportable Transactions
    Year Ended March 31, 1996

    <CAPTIONS>
                                                                       Expense                       Current value
    Identity of party   Description       Purchase   Selling  Lease    incurred with     Cost of     of asset on       Net gain
      involved            of asset          price      price  rental   transaction       asset       transaction date  or loss
    ----------------    ------------      --------   -------  ------   -------------  ----------    ----------------  ------
    Putnam              Voyager Fund      12,943,926     -      -           -            12,943,926    12,943,926        -

    Putnam              Asset Allocation  7,278,576      -      -           -             7,278,576     7,278,576        -
                          Balanced Fund

    Bank One            Money Market Fund 11,558,587     -      -           -            11,558,587    11,558,587        -

    Bank One            Money Market Fund     -      13,983,642 -           -            13,983,642    13,983,642        -

    Tandy Corporation*  Common stock          -      34,172,143 -           -            29,774,814      34,172,143    4,397,329


    * - Party in interest

                               SIGNATURES
                               ----------


    Pursuant to the requirements of the Securities Exchange Act of 1934,the Administrative Committee has duly caused this report to be signed by the undersigned hereunto duly authorized.
                               TANDY EMPLOYEES
                               SUPPLEMENTAL STOCK PROGRAM




                               by: / s / M. Moad
                                   -------------------------
                                   M. Moad
                                   Administrative Committee Member



                              by:   / s / D. Johnson
                                   --------------------------
                                   D. Johnson
                                   Administrative Committee Member




                              by:   / s / D. Christopher
                                   ---------------------------
                                   D. Christopher
                                   Administrative Committee Member



    Date:
         -------------------